

12060420

*AB 3/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2012
Washington DC 123

SEC FILE NUMBER
8- 24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street Suite 400
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B Galligan (858) 459-7040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071-1568
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jon Sundt Jon C. Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA RUBIO
Commission # 1833983
Notary Public - California
San Diego County
My Comm. Expires Jan 29, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALTEGRIS INVESTMENTS, INC.

Report Pursuant to Rule 17a-5(d)

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

ALTEGRIS INVESTMENTS, INC.

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Altegris Investments, Inc.:

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the accompanying financial statements of the Company, shareholder's equity as of December 31, 2010 has been restated to correct a misstatement from the Company's previously issued financial statements, which were audited by other auditors.

KPMG LLP

March 14, 2012

ALTEGRIS INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	6,422,099
Commissions receivable, net of allowance for doubtful accounts of $175,548		159,336
Due from affiliates		584,316
Refundable deposits		52,033
Federal income tax receivable		40,589
State income tax receivable		823
Deferred federal income tax assets		2,540,986
Fixed assets, at cost, net of accumulated depreciation of $116,857		319,820
Goodwill		1,003,801
Intangible assets, net of accumulated amortization of $68,000		9,902,000
Total assets	$	21,025,803
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable	$	11,406
Due to affiliates		2,109,824
Commissions payable		1,329,087
Accrued expenses		483,272
Other payables		5,576
Deferred state income tax liabilities, net of valuation allowance of $260,065		20,736
Total liabilities		3,959,901
Shareholder's equity:		
Common stock, no par value, authorized, 1,000 shares; issued and outstanding, 270 shares		—
Additional paid-in capital		17,820,288
Accumulated deficit		(754,386)
Total shareholder's equity		17,065,902
Total liabilities and shareholder's equity	$	21,025,803

See accompanying notes to statement of financial condition.

(1) Organization and Business

Altegris Investments, Inc. (the Company or Altegris Investments) was incorporated on June 19, 1975. The Company was a wholly owned subsidiary of Altegris, L.L.C. (Altegris) prior to December 31, 2010.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy mutual funds and privately offered hedge funds and commodity funds. Prior to February 2011, the Company was also registered with the Commodity Futures Trading Commission (CFTC) as a futures introducing broker and commodity trading advisor, and a member of the National Futures Association (NFA). The Company withdrew its CFTC registrations (effective February 5, 2011) and its NFA membership (effective February 4, 2011) following a restructuring of the Company and its affiliates, effective on or about January 1, 2011, whereby business activities requiring CFTC registration and NFA membership were transferred and assigned from the Company to certain affiliates with the requisite CFTC and NFA registrations and memberships.

The Company does not carry or clear customer accounts and, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

On December 31, 2010, Genworth Financial, Inc. (GNW) acquired 100% of the equity interests in each of six wholly owned subsidiaries of Altegris: Altegris Investments, Altegris Advisors, L.L.C. (Altegris Advisors), Altegris Portfolio Management, Inc. (dba Altegris Funds) (Altegris Funds), Altegris Services, L.L.C. (Altegris Services), Altegris Clearing Solutions, L.L.C. (Altegris Clearing Solutions), and Altegris Futures, L.L.C. (collectively, Altegris Entities). The acquisition of the Altegris Entities was accounted by GNW under the purchase method of accounting. GNW paid approximately $40 million at closing and may pay additional performance-based payments of up to $88 million during the five-year period following closing. GNW recorded goodwill as part of the transaction in the amount of $5 million.

GNW has elected to apply push-down accounting for this acquisition whereby the total consideration has been allocated to the Company based on the relative fair value of the Company in relation to the relative fair value of all the Altegris Entities as of December 31, 2010.

(2) Restatement

In preparing the December 31, 2011 financial statements, management identified accounting errors requiring correction of prior period balances. These errors are a result of the Company issuing financial statements as of December 31, 2010 that did not reflect push-down purchase accounting entries.

(Continued)

As such, the Company's December 31, 2010 shareholder's equity has been restated as follows:

	Common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
Shareholder's equity at December 31, 2010, as previously reported	$ 451,195	$ 3,019,199	$ —	$ 3,470,394
Push-down accounting adjustments	(451,195)	10,657,523	—	10,206,328
Shareholder's equity at December 31, 2010, as restated	$ —	$ 13,676,722	$ —	$ 13,676,722

These adjustments result in the following changes to the computation of net capital prepared pursuant to SEC Rule 15c3-1 as of December 31, 2010: net capital as originally filed is restated at $911,594; excess net capital as originally filed is restated at $791,572; and the ratio of aggregate indebtedness to net capital as originally filed is restated as 1.97 to 1.

Certain footnotes have been added and/or revised as a result of the correction of prior period balances.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Such estimates include the valuation of commissions receivable, goodwill, and intangible assets. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

(b) Cash and Cash Equivalents

Certificates of deposit, money market funds, and other time deposits with original maturities of 90 days or less are considered cash equivalents in the balance sheet and statement of cash flows. The Company has cash in banks in excess of the FDIC insurance coverage of $250,000. At December 31, 2011, the Company had $6,172,099 in excess of this requirement that is subject to loss should the bank cease operations.

(Continued)

(c) Accounts Receivable

Accounts receivable represent commissions receivable from marketing hedge and commodity funds and are carried at their estimated collectible amounts. As of December 31, 2011, an allowance for doubtful accounts of $175,548 was recorded.

(d) Fixed Assets

The Company provides for depreciation of hardware, software, furniture and equipment on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(e) Goodwill

Goodwill is tested for impairment at least annually and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company tests goodwill using a fair value approach, which requires the use of estimates and judgment for factors such as future revenue and expense, at the "reporting unit" level, which management has determined to include only Altegris Investments. During 2011, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

(f) Intangible Assets

Amortizable intangible assets primarily relate to covenants not to compete as well as an exclusive customer agreement of the Altegris Entities that were attributed to the Company when determining the relative fair value of the Company. The Company amortizes the costs of intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, which requires the use of estimates and judgment, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested at least annually for impairment based on undiscounted cash flows, which requires the use of estimates and judgment, and written down to fair value if deemed impaired. Indefinite lived intangibles primarily related to certain asset management relationships of the Altegris Entities that were attributed to the Company when determining the relative fair value of the Company.

(g) Income Taxes

The Company currently is included in the consolidated federal income tax return of GNW and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 23 combined/unitary state income tax returns of GNW and does not file separate state income tax returns. The Company calculates its state income tax at a rate based on its portion of the combined/unitary state return. For 2011, the Company had a blended state income tax rate of 3.23%.

(Continued)

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) New Accounting Standards

In September 2011, the Financial Accounting Standards Board issued Accounting Standards Update, *Intangibles – Goodwill and Other (Topic 350), Testing Goodwill for Impairment* (ASU 2011-08) related to goodwill impairment testing. ASU 2011-08 permits the use of a qualitative assessment prior to applying the two step quantitative goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test. The Company has elected to early adopt ASU 2011-08 in order to apply the new guidance in the annual goodwill impairment testing performed during the third quarter. The adoption of this new accounting guidance did not have an impact on the statement of financial condition.

(4) Fixed Assets

The following table presents the fixed assets as of December 31, 2011.

	Gross carrying amount	Accumulated depreciation	Net
Hardware	$ 84,187	$ (31,911)	$ 52,276
Software	21,348	(18,378)	2,970
Furniture and equipment	185,803	(28,118)	157,685
Leasehold improvement	145,339	(38,450)	106,889
Total	$ 436,677	$ (116,857)	$ 319,820

(5) Intangible Assets

The following table presents the intangible assets as of December 31, 2011.

	Gross carrying amount	Accumulated depreciation	Net
Asset management relationships	$ 9,630,000	$ —	$ 9,630,000
Customer referral agreement	180,000	(36,000)	144,000
Noncompetition agreement	160,000	(32,000)	128,000
Total	$ 9,970,000	$ (68,000)	$ 9,902,000

(6) Income Taxes

The net deferred tax asset at December 31, 2011 is $2,520,250 related to a deferred tax asset on goodwill of $2,472,943, net operating loss of $428,048, accruals of $77,621, and other deferred assets of $29,810 offset by deferred tax liability on intangibles of $228,106, and a valuation allowance of $260,066. The valuation allowance relates to certain state deferred tax assets as of December 31, 2011. Based on an analysis of the Company's tax position, the Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to enable it to realize the deferred tax assets for which the Company has not established valuation allowances.

As of January 1, 2011 and December 31, 2011, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2011 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax benefit.

The Company files U.S. federal income tax returns (included in the GNW consolidated returns) and various state and local income tax returns. The Company is not subject to U.S. federal income tax liabilities for years prior to 2011.

(7) Related Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company introduces and/or recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. As of December 31, 2011, the payable to affiliates balance includes a liability to be paid to Altegris Services in connection with these services, totaling $145,730.

The Company further adopted an expense sharing agreement with GNW, its parent company, to assume a share of the common cost on general services and facilities provided. Under this agreement, GNW makes the payment of various expenses incurred by the Company and charges back to the Company through an expense allocation process. These expenses generally consist of compensation and related benefits, finance, legal, and other general and administrative services. As of December 31, 2011, the payable to affiliates balance includes a liability to be paid to GNW in connection with these services, totaling $1,959,747.

Pursuant to the support services agreement and related amendments between the Company and Altegris Advisors, an affiliate of the Company, Altegris Advisors shall pay to the Company up to 0.30% of additional assets raised by the mutual funds in each month and 0.0125% of the net assets of the mutual funds for each month that are attributable to the support services provided by the Company. As of December 31, 2011, the receivable from affiliates balance includes a receivable from Altegris Advisors in connection with these services, totaling $436,157.

Altegris Funds is the general partner for three privately offered commodity pools and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent,

receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end. As of December 31, 2011, the receivable from affiliates balance includes a receivable for continuing compensation, totaling $148,159.

(8) Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2011, the Company had net capital and net capital requirements of $2,482,934 and $262,611, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 1.59 to 1.

(9) Commitments

(a) Operating Lease Obligations

The Company has entered into various lease obligations for field offices throughout the country. These obligations are part of a normal business function. As of December 31, 2011, aggregate minimum future rental commitments under these leases are as follows:

December 31:		
2012	$	380,500
2013		241,450
2014		32,237
	$	654,187

(b) Capital Lease Obligations

The Company has various capital leases covering office equipment. Aggregate annual payments on the capital lease obligations as of December 31, 2011 are as follows:

Year ending December 31:		
2012	$	28,730
2013		13,808
2014		607
Total minimum lease payments		43,145
Less amount representing interests		4,894
Present value of future minimum lease payments	$	38,251

The following table presents fixed assets under capital leases at December 31, 2011.

	Gross carrying amount	Accumulated depreciation	Net
Hardware	$ 36,462	$ (13,604)	$ 22,858
Software	12,723	(12,723)	—
Total	$ 49,185	$ (26,327)	$ 22,858

(10) Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, due from affiliates, refundable deposits, federal and state income tax receivable, accounts payable, due to affiliates, commissions payable, accrued expenses, and other payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

(11) Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses related legal fees as incurred.

(12) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through March 14, 2012, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.